Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

May 11, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: James E. O’Connor

Re:	The Swiss Helvetia Fund, Inc. (File No. 811-05128)
Definitive Proxy Statement on Schedule 14A

Ladies and Gentlemen:

On behalf of The Swiss Helvetia Fund, Inc. (the “Fund”), transmitted for filing as EDGAR correspondence are the Fund’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), provided to Nicole M. Runyan of this office by Mr. James E. O’Connor of the Staff on May 5, 2017. The comments of the Staff relate to the Fund’s preliminary proxy statement on Schedule 14A and form of proxy (the “Preliminary Proxy Materials”) for the annual meeting of stockholders of the Fund (the “Meeting”) scheduled to be held at 9:30 a.m., on Tuesday, June 27, 2017, at the offices of Schroder Investment Management North America Inc., 7 Bryant Park, New York, New York 10018, filed with the SEC on April 28, 2017.

On or about May 12, 2017, we plan to file with the SEC the definitive proxy materials and form of proxy (“Definitive Proxy Materials”) relating to the Meeting. For the convenience of the Staff, the Staff’s comments have been restated below, and the Fund’s response is set out immediately following each comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Preliminary Proxy Materials. The Definitive Proxy Materials will be marked to show changes made primarily in response to comments of the Staff with respect to the Preliminary Proxy Materials.

PRELIMINARY PROXY MATERIALS

Introduction

Comment 1: Please explain why the description of Full Value Partners’ future Proxy solicitation, including its strategy and motivation with respect to this solicitation, does not create a potential violation of Rule 14a-9 under the Exchange Act.

Response 1: We note that Bulldog Investors, LLC (“Bulldog”), an affiliate of Full Value Partners’, filed preliminary proxy materials with the SEC on May 8, 2017, which contained the proposals anticipated by the Fund and outlined in its Preliminary Proxy Materials to be solicited by Bulldog, Full Value Partners, Mr. Goldstein or some combination thereof.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | Sāo Paulo | Washington, DC

Securities and Exchange Commission

May 11, 2017

We believe that the description in the Preliminary Proxy Materials of Full Value Partners’ and Mr. Goldstein’s anticipated future proxy solicitations accurately reflects the proposals submitted by Mr. Goldstein and his statements, both public and private, to the Board and the Fund. We do not believe that the Fund’s characterization of the solicitations is false or misleading, or omits to state a material fact necessary to make the statements therein not false or misleading. Furthermore, the description does not (i) impugn Mr. Goldstein’s character, integrity or personal reputation, or (ii) make charges concerning improper, illegal or immoral conduct or associations. We believe, therefore, that the description of Full Value Partners’ future proxy solicitation does not create a potential violation of Rule 14a-9 under the Exchange Act.

We note that, where appropriate, references to solicitation by Full Value Partners have been revised to reflect that solicitations may be conducted by or on behalf of Bulldog, Full Value Partners or any of their affiliates, consistent with Bulldog’s statements in its preliminary proxy materials.

Voting Information

Comment 2: Please make clear that the Fund’s uninstructed brokers will still have normal discretion with respect to the directors’ election—under the exception for registered funds on uncontested elections—as well as ratification of auditors, and that, if a broker actually receives Full Value Partners’ solicitation, only that broker loses discretion on all issues on the Proxy.

Response 2: We propose to revise the disclosure as follows:

~~However, i~~In the event ~~Full Value Partners~~ Bulldog delivers a competing set of proxy materials to brokers, the NYSE rules governing brokers’ discretionary authority will not permit such brokers to exercise discretionary authority regarding any of the proposals to be voted on at the Meeting, whether “routine” or not. As a result, brokers that receive competing sets of proxy materials will not be entitled to vote on any matter at the Meeting for those shares held on behalf of beneficial owners that fail to provide instructions, and, therefore, such shares will not be treated as present for purposes of determining the existence of a quorum. This may make it more difficult for the Fund to convene the Meeting.

Brokers that do not receive competing sets of proxy materials from Bulldog will be able to exercise discretionary authority regarding “routine” matters—that is, the election of Directors (Proposals 1A, 1B and 1C) and the ratification of the Fund’s independent registered public accounting firm (Proposal 2).

Comment 3: Please clarify whether an adjournment may be proposed to solicit votes to avoid a negative vote on a proposal. The postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable despite any provisions of the Fund’s by-laws or state law. See Rule 14a-4(d)(4) under the Exchange Act. Specifically, this is not a “matter incident to the conduct of the meeting.” See Rule 14a-4(c)(7) under the 1934 Act. Similarly, brokers do not have discretionary authority to vote for adjournment because such a vote would be non-routine. See Rule 452 of the NYSE. Please note that it is the SEC’s view that such an adjournment must be authorized by means of a specific proposal in the proxy that receives the required majority of shareholder votes. The Form of Proxy should have an additional voting box so that shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional Proxies, if this is an action that is contemplated. See Rule 14a-4(b)(1) and (e) under the 1934 Act.

Securities and Exchange Commission

May 11, 2017

Response 3: It is respectfully requested that the comment be waived.

In Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (Feb. 6, 1973) (the “Adjournment Release”), the SEC withdrew proposed Rule 20a-4 under the 1940 Act, which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In its release withdrawing the proposed rule, the SEC expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders:

Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management’s office. Where management embarks upon a course of adjournment and additional solicitation, the [SEC] will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act.

The Fund represents that it will evaluate any proposed adjournments consistent with the SEC’s guidance in the Adjournment Release, and that, as disclosed in the Preliminary Proxy Materials, if an adjournment is proposed, the persons named as Proxies will vote thereon according to their best judgment in the interest of the Fund.

We further note that, had the question of adjournment required a separate proposal, the Adjournment Release and proposed Rule 20a-4 would have been unnecessary. The Adjournment Release, therefore, does not support the notion that such adjournments are a substantive proposal for which Proxies must be solicited independently. Rather, matters relating to the adjournment of a shareholder meeting are governed by state law. As noted by the Division of Corporate Finance in the SEC’s Disclosure Operations: Proxy Rules Reference Book (1980):

A question that arises fairly frequently under Rule 14a-4(e) is whether a person who has solicited proxies subject to Regulation 14A either may adjourn the meeting in toto and continue to solicit proxies or may vote on certain matters, adjourn the meeting for consideration of the remaining matters and continue to solicit proxies on such matters. The propriety of such adjournment is principally a matter of state law.

Consistent with the Delaware General Corporation Law, the Fund’s By-Laws state that: “Whether or not a quorum shall be present in person or represented at any meeting of the stockholders, the holders of a majority in number of the shares of stock of the Corporation present in person or represented by Proxy and entitled to vote at such meeting may adjourn from time to time.” The Preliminary Proxy Materials recite this authority. As a result, we believe that any adjournments made pursuant to the Proxy Statement will be consistent with Rule 14a-4 under the 1934 Act.

Securities and Exchange Commission

May 11, 2017

Rule 14a-4(c)(7) states that a proxy may confer discretionary authority to vote on matters incident to a shareholder meeting. As implied by the Proxy Rules Reference Book, and consistent with our understanding of general operating company practice, whether a matter is “incident to the conduct of the meeting” is a question of state law.

In addition, the Preliminary Proxy Materials explicitly state that the persons named as Proxies are authorized to vote, as designated by the Fund’s stockholders, on any adjournment or postponement of the Meeting. As a result, stockholders who execute a Proxy will have authorized the named Proxies to adjourn the Meeting in their discretion (subject to the SEC’s consideration in the Adjournment Release). We are aware of no precedent suggesting adjournments are excluded from “matters incident to the conduct of the meeting” under Rule 14a-4(c)(7). Conversely, the Adjournment Release and proposed Rule 20a-4 expressly contemplate that such adjournments, in the absence of the adoption of Rule 20a-4, are within fund management’s discretionary authority when voting proxies. We believe, therefore, that adjournments are not prohibited by Rule 14a-4(d)(4), as they are “matters referred to in” Rule 14a-4(c)(7), and that the Proxy Statement and the actions contemplated therein are consistent with Rule 14a-4.

We also respectfully disagree that, pursuant to Rule 452 of the NYSE, an adjournment must be authorized by means of a specific proposal in a proxy that receives the required majority of shareholder votes. Rule 452 states under the caption “Voting procedures without instructions”:

A member organization which has transmitted proxy soliciting material to the beneficial owner of stock . . . and which has not received instructions from the beneficial owner or from the beneficial owner’s designated investment adviser by the date specified in the statement accompanying such material, may give or authorize the giving of a proxy to voted such stock, provided the person in the member organization giving or authorizing the giving of the proxy has no knowledge of any contest as to the action to be taken at the meeting and provided such action is adequately disclosed to stockholders and does not include authorization for a merger, consolidation or any other matter which may affect substantially the rights or privileges of such stock. (Emphasis added)

The default position of the NYSE appears to be that members (i.e., broker-dealers) are permitted to vote in their discretion the shares of beneficial owners, subject to the reservations set forth in Rule 452 and the applicable Notes. These requirements are repeated in Note .10 of Rule 452. Note .11 of the Rule describes the circumstances under which a member organization may not give or authorize a proxy to vote without instructions from beneficial owners, and does not include adjournments. As a result, we believe that brokers do have discretionary authority under NYSE Rule 452 to vote for an adjournment, and may, therefore, convey that authority by proxy.

Certain Information Concerning Directors and Executive Officers

Comment 4: Please provide all of the information required by Item 22(b)(6) with respect to non-interested directors.

Response 4: We propose to revise the disclosure under the caption “Certain Information Concerning Directors and Executive Officers” to include the following sentence: “As of the record date, the Directors, all of whom are Non-Interested Directors, and their immediate family members did not own beneficially or of record any securities in Schroders or any affiliate thereof.”

Securities and Exchange Commission

May 11, 2017

Comment 5: We note that as technical matter the column “Other Directorships Held by Executive Officer During At Least the Past Five Years” does not apply to officers who are not directors. See Instruction 7 to Item 22(b)(1).

Response 5: We will revise the Executive Officers table to delete such column.

Comment 6: We note that as technical matter the column “Shares and Dollar Range of Common Stock Beneficially Owned” does not apply to officers who are not directors. See Item 22(b)(5).

Response 6: We will revise the Executive Officers table to delete such column.

Board Committees, Meetings and Compensation

Comment 7: Please disclose whether the board has a formal diversity policy. See Section 407(c)(2)(vi) of Regulation S-K applied through Item 22(b)(15)(ii)(A) of Schedule 14A.

Response 7: We note that Section 407(c)(2)(vi) of Regulation S-K does not require an issuer, such as the Fund, to disclose whether the board has a formal diversity policy. Instead, the disclosure requirement applies only to issuers that have formal diversity policies, in which case, the issuer is required to disclose how the policy is implemented and how the board assesses the policy’s effectiveness. In order to respond to the spirit of the Staff’s comment, we propose to revise the disclosure under the caption “Board Committees, Meetings and Compensation—Governance and Nominating Committee” to provide additional information about the factors the Board may consider in evaluating potential nominees as follows:

In evaluating potential nominees, including any nominees recommended by stockholders, the Committee takes into consideration the factors listed in the Governance and Nominating Committee Charter, including character and integrity, experience in business, investment and economic matters in Europe, the United States, or Switzerland or political matters of Switzerland, and whether the Committee believes the person has the ability to apply sound and independent business judgment and would act in the interest of the Fund and its stockholders. In evaluating potential nominees, the Committee also may consider whether a potential nominee’s professional experience, education, skills and other individual qualities and attributes, including gender, race or national origin, would provide beneficial diversity of skills, experience or perspective to the Board’s membership and collective attributes. Such considerations will vary based on the Board’s existing membership and other factors, such as the strength of a potential nominee’s overall qualifications relative to diversity considerations.

Expenses of Proxy Solicitation

Comment 8: Please clarify whether the existence of a contested election prohibits telephone voting (or soliciting votes by telephone)?

Securities and Exchange Commission

May 11, 2017

Response 8: The existence of a contested election does not necessarily prohibit telephone voting (or soliciting votes by telephone). The Fund may obtain and solicit votes by telephone from registered stockholders throughout the solicitation period, even after their receipt of any competing proxy materials from Bulldog. The Fund may obtain and solicit votes by telephone from brokers, however, only before receipt by Broadridge Financial Solutions, Inc. of such competing proxy materials. We propose to revise the disclosure as follows:

Authorizations to execute Proxies may be obtained by telephonic transmitted instructions in accordance with procedures designed to authenticate the stockholder’s identity. However, brokers will not be entitled to vote Proxies by telephone after receipt by Broadridge Financial Solutions, Inc. of a competing set of proxy materials from Bulldog.

Comment 9: Please confirm whether the Fund intends to disclose the pending litigation commenced by Full Value Partners against the Fund, among others.

Response 9: In light of the specific facts and circumstances relating to the eligibility for nomination and election of one of Bulldog’s Director nominees (i.e., Andrew Dakos, who exercises control over Full Value Partners, the plaintiff in the litigation), it is unclear whether the Fund is required to disclose the pending litigation pursuant to Item 22(b)(12) of Schedule 14A. In light of the Delaware Chancery Court’s decision on May 2, 2017 and the filing of preliminary proxy materials by Bulldog with the SEC on May 8, 2017, we have added appropriate disclosure.

*            *             *            *            *

We hope the Staff finds the revisions in the proxy materials responsive to the Staff’s comments.

Please telephone the undersigned at 212.969.3359, or Nicole M. Runyan of this office at 212.969.3361, if you have any questions or comments.

Very truly yours,

/s/ Brad A. Green
Brad A. Green

cc: Nicole M. Runyan